Mail Stop 4-6

      April 4, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 1 to Form S-1
		Filed March 18, 2005
	File No. 333-122565

Dear Mr. Green:

We have reviewed your amended Form S-1 and have the following comments.

General
1. You disclose in Exhibit A to your March 18, 2005, response letter that your government customers include National Oil Company Libya. You disclose in Exhibit B that the countries in which your customers are located include Libya, Sudan, and Syria. In light of the fact that Libya, Sudan and Iran have been identified by the U.S. State Department as state sponsors of terrorism, and Sudan and Iran are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, and Libya was subject to economic sanctions until September 21, 2004, please summarize for us the Company`s operations in each of these countries, and describe for us the materiality to the Company of its operations in each country and your view as to whether those operations, individually, or in the aggregate, constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value that a reasonable investor would deem important in making an investment decision.
2. See prior comment 8. Given your agreement not to disclose the name of the customer identified in the summary as "one of the world`s largest aerospace companies," we do not believe that this example is appropriate. As you know, the summary should be limited to key aspects of the offering, which would not ordinarily include an unnamed large customer. Please choose an appropriate example or revise to eliminate this reference.

Summary Consolidated Financial Data, page 6

Non-GAAP Measures - EBITDA
3. We have reviewed your response to prior comment no. 10 and your revisions on pages 9 and 10 and it continue to appear that your presentation does not adequately comply with the requirements of Item
10(e) of Regulation S-K and the guidance set forth in the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, please note the following and advise and revise your disclosures containing non-GAAP information as necessary.
o Note that EBITDA and Adjusted EBITDA, used as measures of performance, represent non-GAAP measures. Accordingly, all comments and disclosures items relate to both measures. Refer to Question 15,
Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures.
o We still do not believe you have overcome the burden of demonstrating the usefulness of EBITDA and Adjusted EBITDA as a performance measure. Because your non-GAAP measures exclude recurring charges, further demonstrate the usefulness of these measures that exclude recurring items to evaluate performance.
o Where you discuss (i) non-cash items included in the reconciliation from EBITDA to adjusted EBITDA, you state that `management believes that investors can better assess operating performance if the measures are presented without such items.` However, you do not explain the basis for this belief. Please advise. Ensure you fully address why you believe it is useful to investors to eliminate non-cash items, where you are assessing ongoing operating performance.
o Where you discuss (ii) items that you do not consider to be relevant to assessing operating performance, further disclose the specific adjustments that have no continuing relevance to your ongoing business. Supplementally describe to us and disclose management`s criteria for determining such items are "relevant" when assessing its operating performance.
o You indicate that EBITDA and adjusted EBITDA are useful to investors because they are frequently used by securities analysts, lenders and other interested parties to evaluate your peer companies.
However, the manner in which others use this measure does not provide insight as to its usefulness to you or your investors. Supplementally describe the manner in which management uses the measures to conduct or evaluate its business. Include the economic substance behind management`s decision to use such measure. Management should identify significant factors that should be considered, and discuss significant trends or requirements not captured by the measurements to ensure balance and avoid undue reliance on the measure. In addition, tell us and disclose how these measures can be used to evaluate IHS against its peer companies in light of your disclosure that not all companies use identical calculations and therefore these measures may not be comparable.
o If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, revise to include all of the disclosures identified in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

4. See prior comments 12 and 73. It appears from your supplemental response and revised disclosure that you are substantially dependent on license agreements with some 25 SDOs. Please provide more fully discuss these agreements and business and explain why these license agreements should not be filed as material contracts pursuant to Item
601(b)(10) of Regulation S-K.
5. See prior comment 13. We note the revised disclosure in risk factors. In business, please include an appropriately detailed discussion regarding your dependence on contractors, the number of contractors employed by segment, and the impact of such reliance on your business.
6. See prior comment 15. We disagree that disclosure regarding the protection of non-affiliated shareholders is inappropriate. Potential shareholders should be made aware of any measures the company has taken to protect their interests. If none have been taken, this would be material information to shareholders. As appropriate, please revise to disclose the limited protections you believe the company has afforded to non-affiliated shareholders.

Use of Proceeds
7. See prior comment 16. We note your disclosure that you have no current "agreements or commitments pending" to acquire additional businesses. Have you identified any prospective acquisition candidates, made proposals to or entered into letters of intent, whether binding or non-binding, with any acquisition candidates? To the extent that you have any current plans, proposals or arrangements to engage in acquisitions or otherwise have committed the proceeds from this offering, such information should be disclosed.
8. See prior comment 17. We note your supplemental response. As you know, this section in not limited to a discussion of definitive plans; it is appropriate to disclose preliminary plans and intended uses of any part of the proceeds and the order of priority of in which the proceeds would be used. Please provide the requested disclosure.
9. We note further your reference in this section to investing in "short-term, marketable securities." To the extent that you intend to invest in "investment grade" securities, please revise the disclosure accordingly.

Management`s Discussion and Analysis

Revenue Recognition, page 28
10. We note you response to our previous comment No. 21. We note that you have revised your revenue recognition policy descriptions within the Critical Accounting Policies in MD&A to identify the types of assumptions that underlie the most significant and subjective estimates. In addition, within this section you should:

* Discuss the sensitivity of those estimates to deviation of actual results from your assumptions; and
* Describe circumstances that have resulted in revised assumptions in the past.

Revise your disclosures to provide meaningful insight into the quality and variability of your critical accounting policies. See SEC Release No 33-8040 and FR-60.

Results in Operations
11. We note that you segregated revenues and cost of revenues by products and services in response to prior comment 46 in your summary consolidated financial data in your summary and on your income statement. Please provide similar disclosure where revenues and cost of revenues are disclosed, for example, selected historical consolidated financial data on page 22 and results of operations on page 31.
12. Revise your MD&A disclosure to provide information necessary for an investor to understand material changes in financial condition and known trends indicated by these changes. Refer to Regulation S-K,
Item 303. Examples include, but are not limited to, the following:

* Increases in Accrued Royalties and Accrued Compensation; and
* Increases in Deferred Subscription Revenues.
13. See prior comment 23. We do not understand your response that your systems are not designed to capture the data requested. To the extent that you experienced material increases in revenues, ensure that you disclose the extent to which the increases were attributable to increases in prices or in the volume of products or services sold.
See Item 303(a)(3)(iii) of Regulation S-K.

Business
14. See prior comment 31. Your supplemental response and the disclosure in the registration document do not appear to be consistent. Your supplemental response suggests that your plans are too preliminary to have completed an assessment of the risks associated with operating in emerging market economies you identified. Yet you state on page 51 that you expect to add locations in India this year and in the summary, intended for the key aspects of the offering, you discuss the significant opportunities that the three countries represent for the company. In this light, your revised risk factor disclosure, which includes a generic reference to the "additional or more significant risks" associated with expanding your operations in those countries, does not appear to be adequate. If you have plans to begin operations in India this year, a discussion of the added and possibly more significant risks is material information. Please revise accordingly.
15. See prior comment 33. Please tell us whether you are significantly dependent on any of the 86 registered trademarks and, if so, discuss the importance of the trademarks to and the effect on each business segment. See Item 101(c)(1)(iv) of Regulation S-K. Please note that this disclosure requirement relates to licenses, which you indicate are heavily relied upon.

Executive Compensation
16. We are unable to locate disclosure regarding the company`s agreement to pay for the membership deposit and the monthly family dues for the country club membership of the Picassos. See exhibit
10.21. Please advise or revise.

Shares Eligible for Future Sale
17. See prior comment 40. We note your supplemental response. Please disclose that the underwriters do not have any current intent or arrangement to release any of the shares subject to the lock-up agreements prior to their expiration but that any release is at the sole discretion of Goldman Sachs and Citigroup.

Underwriting
18. See prior comment 41. We note your supplemental response that substantively similar materials for electronic distribution were submitted to and approved by our Office of Chief Counsel. Please provide us with copies of the materials intended to be distributed electronically by each of Citigroup and UBS Securities LLC.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

19. We note the revision to the report; however, we believe it must comply with the specific language in Interpretation 18 of AU
Section
9508.  Please revise.

Note 1.  Nature of Business and Significant Accounting Policies

Revenue Recognition, page F-7

Sales of Critical Information and Decision-Support Tools

20. We note you response to our previous comment No. 49.
Supplementally tell us whether you offer your dealers and/or users any price protection or rights of return for non-subscription based products. Refer to SFAS 48.

Services

21. We note you response to our previous comment No. 52 and your revised disclosure that indicates services are provided on a stand-
alone basis or as a part of a multiple element arrangement. For services that are provided as part of a multiple element arrangement where your services are not in a standard-price book, help us understand how you determine VSOE of fair value for those services.
In this regard, your response and disclosures indicate that for services that are not in a standard-price book, as the price varies based on the nature and complexity of the service offering, value is
derived based on the estimated underlying effort for executing the
associated deliverable in the contract.   Is your reference to
`value` intended to refer to VSOE of fair value? If so, help us understand why you believe this `value` represents VSOE of fair value under paragraph 10 of SOP 97-2, particularly where the service is so unique and complex, so that it is not stated in your price-book. Further explain how you determine the `estimated underlying effort for executing the associated deliverable in the contract`, and how these estimates represent VSOE. Please provide us supplementally any additional information surrounding these services to help us understand your accounting under SOP 97-2.

22. Also, address why you believe it is appropriate to account separately for the service elements where your services are unique and complex. Address whether these services require significant production, modification or customization of the software or whether the services are essential to the functionality of the other elements of the arrangement. Refer to paragraphs 7 and 65 of SOP 97-2. Further address the criteria in paragraphs 70 and 71 of SOP 97-2 to support your conclusion.

23. Refer to prior comment no. 52. Your disclosure indicates that revenue related to time-and-material-based contracts is recognized in the period performed at the rate specified in the contract. Address whether the rate specified in the contract represents VSOE. If so, address the basis for your conclusion and revise to clarify.

24. Refer to prior comment no 53. We have reviewed your response and revised disclosures surrounding your fixed price contracts and understand that revenue is recognized for an element in the period that the performance obligation is completed. Explain the typical duration of these service elements and clarify how you account for the respective costs prior to recognition of the completed services.

Multiple Element Arrangements

25. While your disclosures indicate your accounting where VSOE does and does not exist, your revised disclosures do not indicate how you determine VSOE for your critical information, decision-support tools and maintenance. In this regard, you refer to certain contracts that specify separate fees; however, this may not necessarily represent VSOE of fair value. Please advise and revise as necessary.

26. Your revised disclosure provides your accounting in three bullets where VSOE exists. Regarding the first bullet, you indicate that revenue for each element is generally recognized upon delivery of the product or completion of the services or ratably over the term of the maintenance period. Clarify how you determine when to recognize the revenue upon delivery or completion or over the maintenance period.

27. Regarding the second bullet, you indicate that where customer acceptance is required for services rendered, revenue is recognized in the period that customer acceptance is obtained. Do you mean that you defer revenues associated with all of the elements in the arrangement or only the amount allocated to services? Revise to clarify and refer to the literature that supports your accounting.

28. Regarding the third bullet, you indicate that for subscription offerings of a multiple-element arrangement, you recognize revenue ratably over the subscription period. Does this accounting apply for all elements? Help us understand this accounting, particularly where you have VSOE for all elements in the arrangement.

29. For multiple element arrangements were VSOE is not available, you indicate that you recognize revenue after all obligations of performance are completed. Tell us how this complies with paragraphs
12 of SOP 97-2. Provide us an example where you did not have VSOE for some or all of the elements in your arrangements. If you did not have VSOE for maintenance, would you wait to recognize all revenues under the arrangement at the end of the maintenance period?
Please
clarify.

Software Development Costs, page F-10

30. We note you response to our previous comment No. 54. Supplementally clarify whether your software development costs relate to software that is sold, leased or otherwise marketed (SFAS 86) or whether they relate to software for internal use (SOP 98-1). In this regard your reference to SFAS 86 and SOP 98-1 is confusing. If your capitalized software costs relate to software that is sold, leased or otherwise marketed, supplementally explain how your amortization policy complies with paragraph 8 of SFAS 86.

Stock Option Accounting, page F-11

31. Reconcile and explain the differences between the fair values underlying shares of common stock of any new grants since your last disclosure to us and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions within the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity-related transactions through the effectiveness date of the registration statement.

32. We note you response to our previous comment No. 56. Supplementally include in your financial statements the following disclosure for equity instruments granted in the last 12 months prior to the date of the most recent balance sheet included in the registration statement. The information you provide should address the options previously granted at the subsidiary level and the restricted stock and deferred stock units you recently granted:

* For each grant date, the number of options or shares granted, the exercise price, the fair value of common stock, and the intrinsic value, if any per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per-share amounts;
* Whether the valuation used to determine the fair value was contemporaneous or retrospective;
* If the valuation specialist was a related party, a statement indicating that fact.

33. Also, expand your MD&A to include the following information related to issuances of equity instruments:
* A discussion of the significant factors, assumptions, and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of each date of grant and the estimated IPO price; and
* The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

34. Tell us supplementally and revise to clarify the manner in which you selected what you deemed to be the `most representative` indicator of fair market value where you established $9 and $9.42 per share to represent the fair value at the respective dates. Quantify the range of values determined by the methodologies you employed and clarify how you derived the respective fair values. Also, explain to us the underlying reasons for the differences between the fair value of your subsidiary common stock ($9.42) and the fair value of your common stock ($9.12) in November 2004.

Note 14. Employee Retirement Benefits, page F-25

35. We note your response to prior comment 14. We have the following additional comments:
* Tell us the name of the sponsor of the TBG Retirement Income Plan post spin-off. Is the sponsor part of the IHS Inc. consolidated group?
* Tell us the name of the sponsor of the new IHS Retirement Income Plan and the relation of the entity to IHS Inc.
* We note that you believe the spin-off is consistent with the rules contained in I.R.C Section 414(l)(1) and the relevant regulations. Tell us more about the `other relevant` regulations and explain the formal process under these regulations. Do the transfer of plan assets and change of plan sponsor require formal notification from DOL/ERISA? If so, did you receive such notice?
* Tell us whether the employing units spun-off to create the IHS Retirement Income Plan related solely to employing units that are part of IHS Inc.`s operations and subsidiaries. Do any of the employing units remaining in the TBG Retirement Income Plan relate to
IHS Inc.`s operations or subsidiaries?
* Tell us why TBG Services Inc. was the sponsor of the TBG
Retirement
Plan before the spin-off.
* We note your disclosure that prior to November 30, 2004 your U.S.
plan was part of a multi-employer plan sponsored by your consolidated subsidiary. Tell us the name of the participants in the multi-employer plan.
* Tell us whether you considered accounting for the spin-off as a curtailment or settlement under SFAS 88 and why you ultimately concluded your accounting is appropriate.
* Tell us how the TBG Retirement Income Plan became significantly overfunded. Is it principally due to excess employer contributions or due to market factors?

Note 20.  Earnings per Common Share

36. Refer to our prior comment no. 59. Supplementally explain why you believe it is appropriate to aggregate both classes of common stock in your earnings per share calculation with reference to the appropriate authoritative literature. In this regard, it appears SFAS 128 and EITF 03-6 require the presentation of a basic and diluted EPS for each class of common stock. Please advise and revise as necessary.

37. Also, help us understand the basis for the weighted average shares outstanding for the periods presented. In this regard, address whether the shares issued in the recapitalization in 2004 represent nominal issuances of common stock. Explain why you have not treated the recapitalization in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of Statement 128. Refer to SAB Topic 4D.
* * * * * * *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

    You may contact Brent Watson at 202-824-5494 or Lisa
Mitrovich,
Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters.
Please address all other comments to Maryse Mills-Apenteng at
 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  212-450-3596
      Luciana Fato, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, NY  10017